Exhibit 13

NOVA CHEMICALS CORPORATION

- and -

METHANEX CORPORATION

- and -

6097570 CANADA INC.

SHARE PURCHASE AGREEMENT

May 21, 2003

Osler, Hoskin & Harcourt LLP

McCarthy Tétrault LLP

ARTICLE 1	DEFINITIONS AND PRINCIPLES OF INTERPRETATION	1
1.1	Definitions	1
1.2	Certain Rules of Interpretation	4
1.3	Knowledge	5
1.4	Schedules	5
ARTICLE 2	PURCHASE AND SALE	6
2.1	Purchase and Sale of Purchased Shares	6
2.2	Winding-up of Holdco	6
ARTICLE 3	PURCHASE PRICE AND CLOSING	6
3.1	Purchase Price	6
3.2	Satisfaction of Purchase Price	6
3.3	Delivery of Shares and Other Documents	6
3.4	Closing	8
ARTICLE 4	REPRESENTATIONS AND WARRANTIES OF THE VENDOR AND HOLDCO	8
4.1	Incorporation	8
4.2	Due Authorization and Enforceability of Obligations	9
4.3	Right to Sell Purchased Shares	9
4.4	Ownership of Underlying Shares	9
4.5	Holdco Capitalization	9
4.6	Dividends or other Distributions	10
4.7	Holdco Assets and Liabilities	10
4.8	Agreements	10
4.9	Absence of Conflicting Agreements, Options and Shareholder Agreements	11
4.10	Litigation	11
4.11	Regulatory Approvals and Consents	12
4.12	Taxes	12
4.13	No Undisclosed Facts	12
4.14	Full Disclosure	13
ARTICLE 5	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER	13
5.1	Incorporation	13
5.2	Due Authorization and Enforceability of Obligations	13
5.3	Absence of Conflicting Agreements	13
5.4	Litigation	14
ARTICLE 6	SURVIVAL; NON-WAIVER	14
6.1	Survival	14
6.2	Non-Waiver	15
ARTICLE 7	CONDITIONS	15
7.1	Purchaser’s Conditions Precedent	15
7.2	Vendor’s Conditions Precedent	16
ARTICLE 8	COVENANTS	17
8.1	Actions to Satisfy Closing Conditions and Covenants	17

8.2	Representations and Warranties	17
8.3	Co-operation	17
8.4	Ordinary Course	17
8.5	Shareholder Meeting	18
8.6	Purchaser Shareholding	18
ARTICLE 9	GENERAL	19
9.1	Further Assurances	19
9.2	Expenses	19
9.3	Public Notices	19
9.4	Benefit of the Agreement	19
9.5	Amendments and Waiver	19
9.6	Termination	20
9.7	Notices	20
9.8	Remedies	21
9.9	Books and Records	21
9.10	Taxation	21
9.11	Execution and Delivery	22
SCHEDULE 4.11	REGULATORY APPROVALS AND CONSENTS
SCHEDULE 8.3	REORGANIZATION

THIS SHARE PURCHASE AGREEMENT is made May 21, 2003;

BETWEEN:

NOVA CHEMICALS CORPORATION, a corporation governed by the laws of Alberta,

(the “Vendor”)

- and -

METHANEX CORPORATION, a corporation governed by the laws of Canada,

(the “Purchaser”)

- and -

6097570 CANADA INC., a corporation governed by the laws of Canada.

(“Holdco”)

RECITALS:

A.	The Vendor is the direct or indirect beneficial owner of 46,946,876 common shares in the capital of the Purchaser.

B.	Pursuant to certain reorganization transactions, Holdco will acquire 9,000,000 common shares in the capital of the Purchaser from the Vendor in return for the issuance of common shares of Holdco.

C.	Following the issuance of common shares by Holdco to the Vendor, the Vendor will own all of the issued and outstanding common shares in the capital of Holdco.

D.	The Vendor has agreed to sell the Purchased Shares to the Purchaser and the Purchaser has agreed to cause Holdco to be wound-up so that the Underlying Shares are acquired and cancelled by the Purchaser on the terms and conditions of this Agreement.

THEREFORE the parties agree as follows:

ARTICLE 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1 Definitions

In this Agreement, including the Recitals, the following words and terms have the meanings set out below:

“Agreement” means this Share Purchase Agreement including all schedules and all amendments or restatements, as permitted, and references to “Article” or “Section” mean the specified Article or Section of this Agreement;

“Business Day” means any day, other than a Saturday or Sunday, on which banks in Vancouver, British Columbia and New York, New York are open for commercial banking business during normal banking hours;

“Change of Control Transaction” means a take-over bid made by way of circular or voting transaction made or available to all holders of Methanex Shares, which if successful would result in a Person or group of Persons acting jointly or in concert (other than the Vendor or any of its affiliates) owning more than 30% of the outstanding voting securities of the Purchaser or any successor thereto;

“Claims” includes claims, demands, complaints, actions, suits, causes of action, assessments or reassessments, charges, judgments, debts, liabilities, expenses, costs, damages or losses, contingent or otherwise, including loss of value, reasonable professional fees and disbursements, including fees of legal counsel, and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing;

“Closing” means the completion of the sale to and purchase by the Purchaser of the Purchased Shares under this Agreement;

“Closing Date” means the date of the Special Meeting or such other date as the Parties may agree in writing as the date upon which the Closing shall take place;

“Closing Time” means 12:00 p.m. (Mountain Standard Time) on the Closing Date, or such other time as the Parties may agree in writing;

“Encumbrances” means pledges, liens, charges, security interests, leases, title retention agreements, mortgages, restrictions, easements, rights-of-way, title defects, options or adverse claims, or encumbrances of any kind or character whatsoever;

“Governmental Authority” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal, dispute settlement panel or body or other law, rule or regulation-making entity:

(i)	having or purporting to have jurisdiction on behalf of any nation, province, state or other geographic or political subdivision thereof; or

(ii)	exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

“Governmental Authorizations” means authorizations, approvals, certificates, orders, consents, directives, notices, licences, permits, variances, registrations or similar rights issued to or required by or from any Governmental Authority;

“Holdco” means 6097570 Canada Inc., a corporation governed by the laws of Canada;

“Indemnity Agreement” means the Indemnity Agreement dated the date hereof made between the Vendor, NPL, the Purchaser and Holdco;

“Laws” means applicable laws (including common law), statutes, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, treaties, policies, notices, directions, decrees, judgments, awards or requirements, in each case of any Governmental Authority;

“Methanex Shares” means common shares in the capital of the Purchaser;

“Notice” has the meaning ascribed thereto in Section 9.7;

“NPL” means NOVA Petrochemicals Ltd., a corporation governed by the laws of Alberta;

“Offering” means the sale to a syndicate of underwriters pursuant to the Underwriting Agreement of certain Methanex Shares beneficially owned directly or indirectly by the Vendor;

“Parties” means the Vendor, the Purchaser and Holdco collectively, and “Party” means any one of them;

“Persons” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust or body corporate, and where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

“Purchase Price” has the meaning ascribed thereto in Section 3.1;

“Purchased Shares” means 100 common shares in the capital of Holdco;

“Purchaser” means Methanex Corporation, a corporation governed by the laws of Canada;

“Registration Rights Agreement” means the Registration Rights Agreement, dated December 8, 1993, as amended January 14, 1994, between the Novacor Chemicals Ltd., Novacor Petrochemicals Ltd. and the Purchaser;

“Special Meeting” has the meaning ascribed thereto in Section 7.1(a)(v);

“Tax Act” means the Income Tax Act (Canada);

“Tax Returns” means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

“Taxes” means any taxes, duties, fees, premiums, assessments, imposts, levies and other similar charges imposed by any Governmental Authority under applicable Law, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise registration fees and all employment insurance, health insurance and Canada, Québec and other government pension plan premiums or contributions;

“Underlying Shares” means the 9,000,000 Methanex Shares beneficially owned by Holdco at the Closing Time;

“Underwriting Agreement” means the Underwriting Agreement dated the date hereof between the Vendor, the Purchaser, NPL, RBC Dominion Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., CitiGroup Global Markets Canada Inc. and UBS Securities Canada Inc.; and

“Vendor” means NOVA Chemicals Corporation, a corporation governed by the laws of the Province of Alberta.

1.2 Certain Rules of Interpretation

In this Agreement:

(a)	Consent — Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(b)	Currency — Unless otherwise specified, all references to money amounts are to lawful currency of the United States.

(c)	Governing Law — This Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta.

(d)	Headings — Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(e)	Including — Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(f)	No Strict Construction — The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)	Number and Gender — Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)	Severability — If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

(i)	Statutory references — A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(j)	Time — Time is of the essence in the performance of the Parties’ respective obligations.

(k)	Time Periods — Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.3 Knowledge

Any reference to the knowledge of any Party shall mean to the best of the knowledge, information and belief of such Party after reviewing all relevant records and making due inquiries regarding the relevant matter of all relevant directors, officers and employees of the Party.

1.4 Schedules

The following are the schedules to this Agreement:

Schedule	Description

Schedule 4.11	Regulatory Approvals and Consents

Schedule 8.3	Reorganization

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale of Purchased Shares

In consideration of the payment by the Purchaser to the Vendor of the Purchase Price set out in Section 3.1, the Vendor agrees to sell, transfer and assign to the Purchaser the Purchased Shares free and clear of any and all Encumbrances, and the Purchaser agrees to purchase and accept assignment of such Purchased Shares at the Closing.

2.2 Winding-up of Holdco

Purchaser covenants and agrees that immediately after Closing, the Purchaser shall commence or cause to be commenced the winding-up of Holdco and cause the Underlying Shares to be acquired by Purchaser for cancellation without the payment of any consideration. Purchaser covenants and agrees to consult with the Vendor prior to formally dissolving Holdco and to obtain from Holdco a power of attorney coupled with an interest prior to the dissolution of Holdco for the purposes of facilitating the making, filing or amending of Tax Returns or other filings in respect of Holdco.

ARTICLE 3
PURCHASE PRICE AND CLOSING

3.1 Purchase Price

The aggregate amount payable (the “Purchase Price”) by the Purchaser for the Purchased Shares at the Closing shall be the amount of $88,650,000.

3.2 Satisfaction of Purchase Price

The Purchaser shall satisfy the Purchase Price by payment at the Closing to the Vendor of $88,650,000 in immediately available funds by wire transfer to an account designated by the Vendor.

3.3 Delivery of Shares and Other Documents

At the Closing Time, the Vendor and Holdco shall deliver or shall cause to be delivered, as applicable, each of the following documents to the Purchaser:

(a)	a legal opinion of counsel to the Vendor and Holdco or of Jack Mustoe, General Counsel of the Vendor to the extent acceptable to the Purchaser, acting reasonably, in form and substance satisfactory to the Purchaser, acting reasonably, with respect to the following (which in respect of factual matters may rely on a certificate of an officer of the Vendor or Holdco):

(i)	each of the Vendor and Holdco being a corporation incorporated and validly existing under the laws of its jurisdiction of incorporation;

(ii)	the authorized share capital of Holdco consisting of an unlimited number of common shares, 100 of which being duly and validly issued and outstanding as fully paid and non-assessable;

(iii)	the Vendor being the sole registered holder and beneficial owner of the Purchased Shares (the Parties hereto agreeing that beneficial ownership of the Purchased Shares is a factual matter in respect of which counsel may rely on a certificate of an officer);

(iv)	each of the Vendor and Holdco having all necessary corporate power and capacity to enter into this Agreement and perform its obligations hereunder, and each of the Vendor, NPL and Holdco having all necessary corporate power and capacity to enter into the Indemnity Agreement and perform its obligations thereunder;

(v)	Holdco being the sole registered holder and beneficial owner of the Underlying Shares (the Parties hereto agreeing that beneficial ownership of the Underlying Shares is a factual matter in respect of which counsel may rely on a certificate of an officer);

(vi)	the execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder having been duly authorized by all necessary corporate action on the part of each of the Vendor and Holdco, and the execution and delivery of the Indemnity Agreement and the performance by the Vendor and NPL of their respective obligations thereunder having been duly authorized by all necessary corporate action on the part of each of the Vendor and NPL;

(vii)	all necessary corporate action having been taken on the part of Holdco to authorize the transfer of the Purchased Shares as contemplated in this Agreement;

(viii)	this Agreement being duly executed and delivered, and enforceable against each of the Vendor and Holdco in accordance with its terms, subject to usual qualifications regarding equitable remedies and creditors’ rights and the Indemnity Agreement being duly executed and delivered, and enforceable against each of the Vendor and NPL in accordance with its terms, subject to the usual qualifications regarding equitable remedies, creditors’ rights and public policy;

(ix)	neither of the Vendor nor Holdco being a party to, bound or affected by, or subject to any provision of its constating documents which is or will be violated, contravened or breached by the execution and delivery by the Vendor or Holdco of this Agreement or the performance by the Vendor or Holdco of any of its respective obligations hereunder, and neither the Vendor, NPL nor Holdco being a party to, bound or affected by, or subject to any provision of its constating documents which is or will be violated, contravened or breached by the execution and delivery by the Vendor, NPL or Holdco of the Indemnity Agreement or the performance by the

Vendor, NPL, or Holdco of any of their respective obligations thereunder; and

(x)	other than those contemplated by this Agreement there being no governmental or regulatory authorizations, approvals, orders, consents or filings (excluding filings of an administrative nature) required in the Province of Alberta or under the federal laws of Canada, on the part of the Vendor, NPL, or Holdco in connection with the execution, delivery and performance of this Agreement or the Indemnity Agreement or the performance of its respective obligations hereunder or thereunder;

(b)	certificates of the Vendor and Holdco, signed by such officers of the Vendor and Holdco as are acceptable to the Purchaser to the effect that representations and warranties of the Vendor and Holdco in this Agreement are true and correct on the Closing Date;

(c)	a certificate of status for Holdco and the Vendor of recent date issued pursuant to the laws of Canada and Alberta, respectively;

(d)	all of the share certificates representing the Purchased Shares duly endorsed in blank or accompanied by an irrevocable security transfer Powers of Attorney duly executed in blank;

(e)	all of the share certificates representing the Underlying Shares held by Holdco duly endorsed in blank or accompanied by an irrevocable security transfer Powers of Attorney duly executed in blank;

(f)	resignations and releases of all present officers and directors of Holdco in a form satisfactory to the Purchaser; and

(g)	the corporate minute book, files and all other books and records, including all corporate documents pertaining to Holdco.

3.4 Closing

The sale and purchase of the Purchased Shares shall be completed at the Closing Time at the offices of Osler, Hoskin & Harcourt LLP, Calgary, Alberta.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE VENDOR AND HOLDCO

Each of the Vendor and Holdco jointly and severally represents and warrants to the Purchaser as stated below and acknowledges that the Purchaser is relying on the accuracy of each such representation and warranty.

4.1 Incorporation

The Vendor is a corporation validly existing under the laws of Alberta. Holdco is a corporation duly incorporated on May 16, 2003 and validly existing under the laws of Canada.

4.2 Due Authorization and Enforceability of Obligations

Each of the Vendor and Holdco has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement. Each of the Vendor and NPL has all necessary corporate power, authority and capacity to enter into and to carry out its obligations under the Indemnity Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of each of the Vendor and Holdco. The execution and delivery of the Indemnity Agreement and the performance by each of the Vendor and NPL of their obligations thereunder have been duly authorized by all necessary corporate action on the part of each of the Vendor and NPL. This Agreement constitutes a valid and binding obligation of each of the Vendor and Holdco enforceable against each of them in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. The Indemnity Agreement constitutes a valid and binding obligation of each of the Vendor and NPL enforceable against each of them in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

4.3 Right to Sell Purchased Shares

At the Closing, the Vendor will be the sole registered holder and beneficial owner of the Purchased Shares, with good and marketable title thereto, free and clear of any and all Encumbrances. The Vendor has the exclusive right to dispose of the Purchased Shares as provided in this Agreement and such disposition, and the completion of the other transactions contemplated hereby will not violate, contravene, breach or offend against or result in any default under any contract, charter or by-law provision, Laws or Governmental Authorizations to which the Vendor or Holdco is a party or subject or by which the Vendor or Holdco is bound or affected. Except pursuant to this Agreement, there is no contract, agreement or option binding upon or which may become binding upon the Vendor or Holdco to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the Purchased Shares or giving anyone a claim against or a right or ability to acquire any of, or any interest in, the Purchased Shares.

4.4 Ownership of Underlying Shares

At the Closing Time, Holdco will be the sole registered holder and beneficial owner of the Underlying Shares, with good and marketable title thereto, free and clear of any and all Encumbrances. At the Closing Time, Holdco will have good title to the Underlying Shares and there will be no outstanding options, warrants or contractual or other rights of any kind giving anyone a claim against or a right or ability to acquire any of, or any interest in, the Underlying Shares other than pursuant to this Agreement.

4.5 Holdco Capitalization

The authorized capital of Holdco consists solely of an unlimited number of common shares without par value, of which only 100 common shares are issued and outstanding. At the Closing

Time the Purchased Shares shall be all of the issued and outstanding shares in the capital of Holdco, and no other shares of Holdco shall have been issued. At the Closing Time the Purchased Shares will have been validly issued in compliance with all applicable laws and be fully paid and non-assessable and shall not have been issued in violation or breach of any of the terms of any agreement or other arrangement or understanding binding upon Holdco or the Vendor at the time they were issued. Other than the agreement or agreements between Holdco and Vendor pursuant to which Holdco will issue the Purchased Shares to the Vendor in return for the Underlying Shares, there are no options, warrants, conversion privileges, calls, or other rights, agreements, arrangements, commitments or obligations of any kind or nature giving anyone a claim against, or a right, privilege or ability to acquire any of, or any interest in, the Purchased Shares, which have been authorized or agreed to be issued or are outstanding, and no securities or obligations convertible into or exchangeable for any shares or any other securities of Holdco have been authorized or agreed to be issued or are outstanding. At the Closing time, the paid-up capital of the Purchased Shares for the purposes of the Tax Act will be CDN$1.00 in the aggregate.

4.6 Dividends or other Distributions

No dividends or other distributions of any kind have been declared, paid or set aside by Holdco for payment to the Vendor which have not been fully paid before the Closing Time.

4.7 Holdco Assets and Liabilities

Holdco has no assets other than the Underlying Shares, has not been engaged in any business or operations of any kind and its only activity has been the acquisition and holding of the Underlying Shares, and the undertaking of ancillary activities relating to maintaining its corporate existence and capitalization. Holdco does not have and will not have immediately after the Closing Time (a) any indebtedness or any outstanding liabilities or obligations of any nature, kind or amount whatsoever, whether accrued, absolute, contingent or otherwise, including any liabilities as a result of actual or potential litigation or (b) any liability for Taxes accrued or payable in respect of any taxation year of Holdco ending on or prior to the Closing Date including the taxation year of Holdco which is deemed to end immediately before the Closing Time (whether or not known at that time and whether or not refundable).

4.8 Agreements

Holdco is not a party to or bound or affected by any contract (whether or not in writing), agreement, commitment, understanding, lease, license, mortgage, indenture, bond, note or other instrument except for this Agreement, the Indemnity Agreement and the agreement or agreements pursuant to which it has agreed to purchase the Underlying Shares, a true and complete copy of each of which will be provided to the Purchaser. Without limiting the generality of the foregoing, Holdco is not and has never been, a party to or bound by any agreement of guarantee, support, indemnification, assumption or endorsement or any other like commitment of the obligations, liabilities or indebtedness of any other person, firm or corporation.

4.9 Absence of Conflicting Agreements, Options and Shareholder Agreements

Subject to Section 4.11, neither the Vendor nor Holdco is a party to, bound or affected by or subject to any:

(a)	indenture, mortgage, lease, agreement, obligation or instrument;

(b)	charter or by-law provision; or

(c)	order, judgment, decree, licence, Laws or Governmental Authorizations;

that would be violated, breached by, or under which default would occur or an Encumbrance would be created as a result of the execution and delivery of, or the performance of obligations under, this Agreement or any other agreement to be entered into under the terms of this Agreement. Neither the Vendor nor Holdco is a party to, bound or affected by or subject to any agreement or declaration that restricts, in whole or in part, the powers of the directors of Holdco to manage, or supervise the management of, the business and affairs of Holdco, any other shareholders’ agreement, trust, voting trust, vote pooling, pooling agreement or other agreement relating to Holdco , the Purchased Shares or the Underlying Shares or any agreement relating to the exercise of voting rights attached to the Purchased Shares or the Underlying Shares or the exercise of any other ownership rights thereto. Neither the Vendor nor Holdco has previously granted or agreed to grant any proxy in respect of the Purchased Shares or the Underlying Shares nor entered into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind with respect to the Purchased Shares or the Underlying Shares.

4.10 Litigation

There are no Claims, investigations, complaints or proceedings, including appeals and applications for review, in progress or, to the knowledge of the Vendor or Holdco, pending or threatened against or relating to Holdco, and no Claims, investigations, complaints or proceedings, including appeals and applications for review, in progress or, to the knowledge of the Vendor, pending or threatened against or relating to the Vendor or the Underlying Shares, before any Governmental Authority, which, if determined adversely to the Vendor would:

(a)	prevent the Vendor from selling the Purchased Shares to the Purchaser hereunder;

(b)	enjoin, restrict or prohibit the transfer of all or any part of the Purchased Shares as contemplated by this Agreement;

(c)	prevent the Vendor from fulfilling any of its obligations set out in this Agreement or arising from this Agreement; or

(d)	otherwise prevent or significantly impede the completion of the transactions contemplated by this Agreement.

and the Vendor has no knowledge or any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success.

4.11 Regulatory Approvals and Consents

Except as set out in Schedule 4.11, no approval, order, consent, waiver, authorization, exemption, registration, licence or declaration of or by or filing with or notification to any Governmental Authority is required on the part of the Vendor or Holdco, in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be delivered hereunder on the consummation of any transactions provided for herein or the performance of the Vendor’s or Holdco’s obligations under this Agreement or any other documents or agreements to be delivered under the terms of this Agreement.

4.12 Taxes

(a)	Holdco will not have any taxation year-ends prior to the taxation year-end occurring immediately prior to the Closing Time.

(b)	Holdco is resident in Canada for the purposes of the Tax Act and is not resident in any other jurisdiction in the world. Holdco is not a non-resident of Canada and is a “taxable Canadian corporation” for the purposes of the Tax Act.

(c)	The Vendor is resident in Canada for purposes of the Tax Act and is not a non-resident of Canada for the purposes of the Tax Act.

(d)	Holdco is not a non-resident owned investment corporation for the purposes of Section 133 of the Tax Act.

(e)	Prior to the Closing Date the Vendor has and has had a substantial interest, as that term is defined for the purposes of Part VI.1 of the Tax Act, in Holdco since the first issuance of shares by Holdco. At the commencement of the transactions contemplated by Schedule 8.3 and prior to the closing of the Offering pursuant to the Underwriting Agreement, the Vendor had a substantial interest, as that term is defined for the purposes of Part VI.1 of the Tax Act, in the Purchaser.

(f)	Holdco has duly and timely filed any Tax Returns required to have been filed and paid any Taxes with respect to any period ending up to and including the Closing Date.

(g)	There are no actions suits, proceedings, investigations, audits or Claims now pending or threatened against Holdco in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Authority relating to Taxes.

4.13 No Undisclosed Facts

There are no facts concerning Holdco which may materially affect Holdco or the Purchased Shares or the ability to wind up Holdco under the voluntary dissolution procedures of the Business Corporations Act (Canada) or to amalgamate Holdco with the Purchaser at or immediately following the Closing Time.

4.14 Full Disclosure

None of the foregoing representations or statements of fact contain any untrue statement of a material fact or omits to state any material fact necessary to make any such statement or representation not misleading to a prospective purchaser of the Purchased Shares seeking full information as to Holdco or its business and affairs.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Vendor and Holdco as stated below and acknowledges that the Vendor and Holdco are relying on the accuracy of each such representation and warranty.

5.1 Incorporation

The Purchaser is a corporation validly existing under the laws of Canada.

5.2 Due Authorization and Enforceability of Obligations

The Purchaser has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement. Subject to the shareholders of the Purchaser approving the purchase of the Purchased Shares as contemplated pursuant to Section 7.1(a)(v), the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action of the Purchaser. This Agreement constitutes a valid and binding obligation of the Purchaser enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

5.3 Absence of Conflicting Agreements

The Purchaser is not a party to, bound or affected by or subject to any:

(a)	indenture, mortgage, lease, agreement, obligation or instrument;

(b)	charter or by-law provision; or

(c)	order, judgement, decree, licence, Laws or Governmental Authorizations;

that would be violated, breached by, or under which default would occur or an Encumbrance would be created as a result of the execution and delivery of, or the performance of obligations under, this Agreement or any other agreement to be entered into under the terms of this Agreement.

5.4 Litigation

There are no Claims, investigations, complaints or proceedings, including appeals and applications for review, in progress or, to the knowledge of the Purchaser, pending or threatened against or relating to the Purchaser, before any Governmental Authority, which, if determined adversely to the Purchaser, would,

(a)	prevent the Purchaser from paying the Purchase Price to the Vendor;

(b)	enjoin, restrict or prohibit the transfer of all or any part of the Purchased Shares or the Underlying Shares, as the case may be, as contemplated by this Agreement;

(c)	prevent the Purchaser from fulfilling any of its obligations set out in this Agreement or arising from this Agreement; or

(d)	otherwise prevent or significantly impede the completion of the transactions contemplated by this Agreement.

and the Purchaser has no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success.

ARTICLE 6
SURVIVAL; NON-WAIVER

6.1 Survival

(a)	Subject to subsection (b), all representations and warranties contained in this Agreement on the part of each of the Parties shall survive the Closing, the execution and delivery under this Agreement of any share or security transfer instruments or other documents of title to any Purchased Shares and the payment of consideration for the Purchased Shares.

(b)	Representations and warranties relating to or impacted by tax matters, including those set out in Sections 4.7 and 4.12, arising in or in respect of a particular period ending on or before the Closing Date shall survive for a period of 90 days after the relevant authorities shall no longer be entitled to assess liability against Holdco or the Purchaser, as the case may be, for that particular period, having regard, without limitation, to any waivers given by Holdco in respect of any taxation year, provided that any such waiver shall be ignored for such purposes if they are given without the consent of the Vendor (such consent not to be unreasonably withheld). All other representations and warranties shall only survive for a period of 18 months from the Closing Date. If no claim shall have been made under this Agreement against a Party for any incorrectness in or breach of any representation or warranty made in this Agreement prior to the expiry of these survival periods, such Party shall have no further liability under this Agreement with respect to such representation or warranty.

(c)	Notwithstanding the limitations set out in subsection (b), any claim which is based on title to the Purchased Shares or the Underlying Shares, intentional misrepresentation or fraud may be brought at any time.

6.2 Non-Waiver

No investigation made by or on behalf of the Purchaser or any of its authorized agents at any time shall have the effect of waiving, diminishing the scope or otherwise affecting any representation, warranty or covenant made by the Vendor or Holdco herein or pursuant hereto.

ARTICLE 7
CONDITIONS

7.1 Purchaser’s Conditions Precedent

(a)	The obligation of the Purchaser to complete the transactions contemplated herein shall be subject to the satisfaction of or compliance with, at or before the Closing Time, each of the following conditions which are for the exclusive benefit of the Purchaser:

(i)	the representations and warranties of the Vendor and Holdco set forth in Article 4 shall be true and correct at the Closing Time with the same force and effect as if made at and as of such time;

(ii)	each of the Vendor and Holdco shall have performed or complied with all of the terms, covenants and conditions of this Agreement to be performed or complied with by them at or prior to the Closing Time;

(iii)	the Purchaser shall have been furnished with such certificates, affidavits or statutory declarations of each of the Vendor and Holdco, as applicable, or their respective officers, as the Purchaser or the Purchaser’s counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement to have been performed or complied with by the Vendor and Holdco at or prior to the Closing Time have been performed and complied with and that the representations and warranties of the Vendor and Holdco, as applicable, herein given are true and correct at the Closing Time;

(iv)	all necessary steps, proceedings and regulatory notifications and approvals shall have been taken, given or received to permit the Purchased Shares to be duly and regularly transferred to the Purchaser, including the granting of exemption orders such that the Purchaser shall not be subject to the issuer bid requirements of applicable securities laws on terms acceptable to the Vendor’s and the Purchaser’s respective counsel acting reasonably and all conditions required under the exemption orders shall have been satisfied in full;

(v)	the shareholders of the Purchaser, excluding the Vendor and its affiliates (including, without limitation, Holdco), shall have approved the purchase of the Purchased Shares, as contemplated hereby, by the affirmative vote of at least 50% of the shares voted at a special meeting of Purchaser shareholders (the “Special Meeting”) to be held on or before July 7, 2003 or such higher or different approval margin as may be required by securities regulators or Laws; and

(vi)	the closing of the Offering pursuant to the Underwriting Agreement.

(b)	In case any term or covenant of the Vendor or Holdco, as applicable, or condition to be performed or complied with for the benefit of the Purchaser at or prior to the Closing Time shall not have been performed or complied with at or prior to the Closing Time, the Purchaser may, without limiting any other right that the Purchaser may have, rescind this Agreement or waive compliance with any such term, covenant or condition in whole or in part on such terms as may be agreed upon without prejudice to any of its rights of rescission in the event of non-performance of any other term, covenant or condition in whole or in part.

7.2 Vendor’s Conditions Precedent

(a)	The obligation of the Vendor to complete or cause to be completed the transactions contemplated herein shall be subject to the satisfaction of or compliance with, at or before the Closing Time, each of the following conditions which are for the exclusive benefit of the Vendor:

(i)	the representations and warranties of the Purchaser set forth in Article 5 shall be true and correct at the Closing Time with the same force and effect as if made at and as of such time;

(ii)	the Purchaser shall have performed or complied with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Purchaser at or prior to the Closing Time;

(iii)	the Vendor shall have been furnished with such certificates, affidavits or statutory declarations of the Purchaser or of officers of the Purchaser as the Vendor or the Vendor’s counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement to have been performed or complied with by the Purchaser at or prior to the Closing Time have been performed and complied with and that the representations and warranties of the Purchaser herein given are true and correct at the Closing Time;

(iv)	all necessary steps, proceedings and regulatory notifications and approvals shall have been taken, given or received to permit the Purchased Shares to be duly and regularly transferred to the Purchaser including the granting of exemption orders such that the Vendor and Purchaser shall not be subject to the issuer bid requirements of applicable securities law requirements on terms acceptable to the Vendor’s and the Purchaser’s respective counsel acting reasonably and all conditions required under the exemption orders shall have been satisfied in full;

(v) the shareholders of the Purchaser, excluding the Vendor and its affiliates (including, without limitation, Holdco), shall have approved the purchase of the Purchased Shares, as contemplated hereby, by the affirmative vote of at least 50% of the shares voted at the Special Meeting to be held on or before July 7, 2003 or such higher or different approval margin as may be required by securities regulators or Laws; and

(vi)	the closing of the Offering pursuant to the Underwriting Agreement.

(b)	In case any term or covenant of the Purchaser or condition to be performed or complied with for the benefit of the Vendor at or prior to the Closing Time shall not have been performed or complied with at or prior to the Closing Time, the Vendor may, without limiting any other right that the Vendor may have, rescind this Agreement or waive compliance with any such term, covenant or condition in whole or in part on such terms as may be agreed upon without prejudice to any of its rights of rescission in the event of non-performance of any other term, covenant or condition in whole or in part.

ARTICLE 8
COVENANTS

8.1 Actions to Satisfy Closing Conditions and Covenants

Each Party shall use reasonable commercial efforts in taking all such actions as are within its power to control and causing other actions to be taken which are not within its power to control, so as to ensure compliance with each of the conditions and covenants in Article 7, Article 8 and Article 9, which are for the benefit of the other Parties.

8.2 Representations and Warranties

Each Party shall ensure that its respective representations and warranties in Article 4 and Article 5 are true and correct at the Closing Time.

8.3 Co-operation

The Purchaser covenants and agrees with the Vendor and Holdco that if requested by the Vendor, the Purchaser shall undertake or cause to be undertaken all such actions as are within its power to control with respect to the transactions described in Schedule 8.3. The Purchaser shall cooperate with the Vendor and Holdco and take all necessary actions to assist the Vendor and Holdco in respect of the reorganization of the Vendor’s holding of the Underlying Shares as further described in Schedule 8.3. The Parties agree that prior to the Closing, Vendor may, with the consent of the Purchaser (such consent not to be unreasonably withheld), vary the steps described in Schedule 8.3 to accomplish a substantially similar result.

8.4 Ordinary Course

During the period from the date of this Agreement to the Closing Time, the Purchaser covenants and agrees to continue to carry on its business in the ordinary course consistent with past practice.

8.5 Shareholder Meeting

The Purchaser will duly call and hold a special meeting of its shareholders for the purpose of obtaining the approval referred to in Section 7.1(a)(v) as soon as practicable (and in any event not later than July 7, 2003) and in connection therewith the Purchaser’s board of directors will recommend, and the Purchaser’s management will solicit proxies in favour of such approval. The Vendor shall have a reasonable opportunity to comment on the related proxy materials.

8.6 Purchaser Shareholding

Subject to the closing of the Offering, the Parties agree as follows:

(a)	subject to Section 8.6(g) below, for a period of 90 days following the date of the Special Meeting, the Vendor shall not directly or indirectly sell any Methanex Shares to any Person that is not an affiliate of the Vendor other than to the Purchaser hereunder or with the prior written consent of the Purchaser;

(b)	any sale of Methanex Shares by the Vendor to a Person that is not an affiliate of the Vendor, whether made directly or indirectly, shall be of a minimum quantity of 100,000 shares;

(c)	Article 8 of the Registration Rights Agreement is deleted and of no further force or effect;

(d)	the Purchaser shall co-operate with the Vendor to assist the Vendor in the tax efficient sale of any further Methanex Shares sold by the Vendor either directly or indirectly provided that any such further sale is of a minimum of two million shares, at the expense of the Vendor and the Purchaser receives indemnification satisfactory to it, acting reasonably; and

(e)	for the two-year period following the closing of the Offering the Vendor will not, directly or indirectly, acquire additional Methanex Shares from any Person that is not an affiliate of the Vendor, without the prior written consent of the Purchaser;

and the Parties further agree as follows:

(f)	the sale of Methanex Shares pursuant to the Offering constitutes the first “demand qualification” pursuant to the Registration Rights Agreement, and two “demand qualifications” remain available to the Vendor thereunder. For greater certainty, the indemnification provisions set forth in the Underwriting Agreement shall override and replace the indemnification provisions set forth in the Registration Rights Agreement in respect of the Offering; and

(g)	in all events and for greater clarity, the Vendor shall be entitled to sell or otherwise dispose of any and all Methanex Shares, beneficially owned by it, directly or indirectly, into a Change of Control Transaction in respect of the Purchaser, it being understood, that the obligations of the Parties set forth in this Section 8.6 are not subject to the satisfaction of or compliance with the conditions set out in Section 7.1 and Section 7.2, other than Sections 7.1(a)(vi) and 7.2(a)(vi).

ARTICLE 9
GENERAL

9.1 Further Assurances

The Parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before, on or after the Closing Date.

9.2 Expenses

The Vendor shall bear and pay all reasonable costs, expenses and fees (including, without limitation, legal and accounting fees and disbursements, and the fees and disbursements of Raymond James, financial advisors to the board of directors of the Purchaser) incurred by the Purchaser in connection with (i) the preparation, execution and consummation of this Agreement and the transactions contemplated hereunder, including preparation and filing of Tax Returns contemplated by Section 9.10 (ii) the Offering pursuant to the Underwriting Agreement, and (iii) the Special Meeting.

9.3 Public Notices

The Parties shall jointly plan and co-ordinate any public notices, press releases, and any other publicity concerning the transactions contemplated by this Agreement and no Party shall act in this regard without the prior approval of the other Parties, such approval not to be unreasonably withheld, unless such disclosure is required to meet the timely disclosure obligations of any Party under applicable Laws and stock exchange rules in circumstances where prior consultation with the other Parties is not practicable and a copy of such disclosure is provided to the other Parties at such time as it is made to the regulatory authority.

9.4 Benefit of the Agreement

This Agreement shall enure to the benefit and be binding upon the Parties and their respective successors and permitted assigns. No Party may assign this Agreement or any of its rights and obligations hereunder without the prior written consent of the other Parties. For greater certainty, the Parties acknowledge that the provisions of this Agreement will survive the dissolution, winding-up or amalgamation of Holdco or any successor corporation thereto.

9.5 Amendments and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by each of the Parties hereto and no waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

9.6 Termination

The provisions of this Agreement may be terminated at any time before the Closing by agreement in writing executed by the Parties.

9.7 Notices

Unless otherwise expressly provided herein, any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section 9.7 referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile:

(a)	if to Vendor or Holdco:

NOVA Chemicals Corporation 1550 Coraopolis Heights Road Moon Township, PA 15108 USA

Attention: Jack Mustoe, Senior Vice President, Legal and General Counsel

Facsimile No.: (403) 490-4531

with a copy to:

Osler, Hoskin & Harcourt LLP Suite 1900 Toronto Dominion Square 333 — 7th Avenue S.W. Calgary, AB T2P 2Z1

Attention: Stan Magidson

Facsimile No.: (403) 260-7024

(b)	if to Purchaser

Methanex Corporation Suite 1800 Waterfront Centre 200 Burrard Street Vancouver, BC V6C 3M1

Attention: Randy Milner, Senior Vice President, General Counsel and Corporate Secretary

Facsimile No.: (604) 661-2656

with a copy to:

McCarthy Tétrault LLP Suite 1300, Pacific Centre 777 Dunsmuir Street Vancouver, BC V7Y 1K2

Attention: Richard Balfour

Facsimile No.: (604) 643-7900

Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section 9.7.

9.8 Remedies

Each of the Parties agrees that, in the event of any breach of this Agreement, the aggrieved Party (or Parties) shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the Parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief within the applicable statutory period.

9.9 Books and Records

The Vendor shall forthwith make available to the Purchaser and its authorized representatives all books and records of Holdco including its corporate minute book and any Tax Returns or other income tax filings.

9.10 Taxation

The Tax Returns required to be filed by Holdco for any taxation year of Holdco ending on or before the Closing Date shall be prepared and filed on a timely basis within the applicable statutory period by an independent and reputable accounting firm (the “Firm”) selected by the Vendor and acceptable to the Purchaser. The Purchaser shall cooperate fully and make available to the Vendor in a timely fashion such data and other information as may reasonably be required for the preparation of any such Tax Returns and any Tax Returns in respect of any newly-incorporated entity referred to in Schedule 8.3. Following the prior written approval as to form and substance of such returns by the Vendor, such Tax Returns shall be submitted in draft form to the Purchaser at least 30 days before the date on which such Tax Returns are required by Law to be filed with the relevant Governmental Authority. Unless the Vendor and the Purchaser otherwise agree, the Vendor may cause Holdco to elect in its return of income under Part I of the

Tax Act for its taxation year ending immediately prior to the Closing Time not to have subsection 256(9) of the Tax Act apply. Upon review satisfactory as to form and substance by the Purchaser, acting reasonably, the Purchaser shall cause Holdco to execute and file such Tax Returns.

9.11 Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

IN WITNESS OF WHICH the Parties have executed this Agreement.

NOVA CHEMICALS CORPORATION

By:

Name:
Title:

METHANEX CORPORATION

By:

Name:
Title:

6097570 CANADA INC.

By:

Name:
Title:

SCHEDULE 4.11
REGULATORY APPROVALS AND CONSENTS

Alberta Securities Commission exemptive order in respect of the issuer bid requirements.

Toronto Stock Exchange relief respecting Methanex Share issuance.

Nasdaq National Market relief respecting Methanex Share issuance.

SCHEDULE 8.3
REORGANIZATION

Before Announcement and Signing

1.	Vendor would transfer a portion of its Methanex shares to NPL in return for additional shares of NPL. Vendor and NPL would make appropriate joint elections such that the transfer would occur at an elected amount determined by Vendor.

2.	NPL would incorporate a new wholly-owned subsidiary (“Sellco1”) under the provisions of the Canada Business Corporations Act (“CBCA”) with an Alberta registered office.

3.	NPL would transfer the Methanex shares held by it to Sellco1 in return for shares of Sellco1. NPL and Sellco1 would make appropriate joint elections such that the transfer would occur on a tax-deferred basis.

4.	Vendor would incorporate a new wholly-owned subsidiary (“Buybackco”) under the CBCA with an Alberta registered office.

5.	Vendor would transfer the Methanex shares held by it to Buybackco in return for shares of Buybackco. Vendor and Buybackco would make appropriate joint elections such that the transfer would occur on a tax-deferred basis.

Before Early June Offering

6.	NPL would make one or more loans to Sellco1 in an aggregate amount (as determined by NPL) not exceeding an estimate of “safe income” attributable to the Methanex shares held by Sellco1.[1]

7.	Sellco1 would pay one or more cash dividends to NPL in an aggregate amount equal to the proceeds from the loan or loans referred to in the preceding step.

8.	NPL would contribute cash to Sellco1 in an amount equal to the aggregate of the dividends received from Sellco1 as a contribution of capital.

[1] Alternatively, steps 6 through 9 might be replaced with transactions involving the payment of stock dividends or increases in stated capital.

9.	Sellco1 would repay the loan or loans owed to NPL.

10.	Through a three-cornered amalgamation transaction, a new Methanex subsidiary would amalgamate with Sellco1 to form “Amalco”, the sole asset of which would be the Methanex shares previously held by Sellco1. On the amalgamation, NPL would receive the same number of Methanex shares as previously held by Sellco1, i.e., in aggregate, the same number of Methanex shares held by Amalco. On the amalgamation, Methanex would receive common shares of Amalco. The amount added to the stated capital account of the newly issued Methanex shares would be limited to the paid-up capital of the Methanex shares held by Sellco1. The paid-up capital of the shares of Amalco held by Methanex would be set at Cdn$1.00 on the amalgamation.

11.	Methanex would wind-up Amalco and the underlying Methanex shares held by Amalco would be cancelled.

12.	NPL and the Vendor would each sell, respectively, the Methanex Shares held by it as part of the secondary offering.

Post-Shareholder Approval

13.	If the selective buyback by Methanex of the Methanex shares held by Buybackco is approved, the following Steps (through to Step 16) would be undertaken as a condition precedent to the buyback. Steps similar to those outlined in Steps 6 through 9 would be undertaken by Vendor with respect to Buybackco, prior to Step 14.

14.	The stated capital of the shares of Buybackco would be reduced to Cdn$1.

15.	Methanex would buy the shares of Buybackco from Vendor for cash.

16.	Methanex would wind up Buybackco and the underlying Methanex shares held by Buybackco would be cancelled.